Filed by Mylan N.V. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rules 14a-12(b) and 14d-2(b) of the Securities Exchange Act of 1934

Subject Company: Perrigo Company plc Commission File No. 001-36353

Better health for a better worldTM

Mylan & Perrigo:

Creating Sustainable Growth and Value

Transforming the Industry

July 2015

Legal Matters

IRISH LAW RESTRICTIONS ON CERTAIN INFORMATION

Mylan N.V.’s (“Mylan”) offer for Perrigo Company plc (“Perrigo”) is governed by the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”). Under the Irish Takeover Rules, Mylan management is prohibited from discussing any material information or significant new opinions which have not been publicly announced. Any person interested in shares of Mylan or Perrigo is encouraged to consult their professional advisers.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this communication, save that the only responsibility accepted by the directors of Mylan in respect of the information in this communication relating to Perrigo, Perrigo’s subsidiaries and subsidiary undertakings, the Perrigo board of directors and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors of Mylan (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons co- operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover

Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Legal Matters

ADDITIONAL INFORMATION

In connection with Mylan’s proposed acquisition of Perrigo (the “Perrigo Proposal”), Mylan has filed certain materials with the Securities and Exchange

Commission (the “SEC”), including, among other materials, a Registration Statement on Form S-4 (that includes an offer to exchange/prospectus) on

May 5, 2015 (which Registration Statement was amended on June 19, 2015 and has not yet been declared effective, the “Registration Statement”) and a preliminary proxy statement on Schedule 14A on May 5, 2015 (which preliminary proxy statement was amended on June 19, 2015, the “Preliminary Proxy Statement”). In connection with the Perrigo Proposal, Mylan intends to file with the SEC a Tender Offer Statement on Schedule TO and certain other materials. This communication is not intended to be, and is not, a substitute for such filings or for any other document that Mylan may file with the SEC in connection with the Perrigo Proposal. INVESTORS AND SECURITYHOLDERS OF MYLAN AND PERRIGO ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) BEFORE MAKING AN INVESTMENT DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, PERRIGO AND THE PERRIGO PROPOSAL. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to Mylan at 724-514-1813 or investor.relations@mylan.com. Any materials filed by Mylan with the SEC that are required to be mailed to shareholders of Perrigo and/or Mylan will also be mailed to such shareholders. This communication has been prepared in accordance with U.S. securities law, Irish law and the Irish Takeover Rules.

A copy of this communication will be available free of charge at the following website: perrigotransaction.mylan.com. Such website is neither endorsed, nor sponsored, nor affiliated with Perrigo or any of its affiliates. PERRIGO® is a registered trademark of L. Perrigo Company.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or shareholder. However, Mylan and certain of its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the Perrigo Proposal under the rules of the SEC. Information regarding Mylan’s directors and executive officers may be found in Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on March 2, 2015 and amended on April 30, 2015, as well as in the Registration Statement and the Preliminary Proxy Statement. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants, which may, in some cases, be different than those of Mylan’s shareholders generally, will also be included in the materials that Mylan intends to file with the SEC when they become available.

NON-SOLICITATION

This communication is not intended to, and does not, constitute or form part of (1) any offer or invitation to purchase or otherwise acquire, subscribe for, tender, exchange, sell or otherwise dispose of any securities, (2) the solicitation of an offer or invitation to purchase or otherwise acquire, subscribe for, sell or otherwise dispose of any securities or (3) the solicitation of any vote or approval in any jurisdiction pursuant to this communication or otherwise, nor will there be any acquisition or disposition of the securities referred to in this communication in any jurisdiction in contravention of applicable law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Legal Matters

FURTHER INFORMATION

The distribution of this communication in certain jurisdictions may be restricted or affected by the laws of such jurisdictions. Accordingly, copies of this communication are not being, and must not be, mailed or otherwise forwarded, distributed or sent in, into, or from any such jurisdiction. Therefore, persons who receive this communication (including, without limitation, nominees, trustees and custodians) and are subject to the laws of any such jurisdiction will need to inform themselves about, and observe, any applicable restrictions or requirements. Any failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, Mylan disclaims any responsibility or liability for the violations of any such restrictions by any person.

TRADEMARK DISCLAIMER

All trademarks, trade names, product names, graphics and logos of Mylan or any of its affiliates contained herein are trademarks, registered trademarks or trade dress of Mylan or such affiliate in the United States and/or other countries. All other trademarks, trade names, product names and logos contained herein are the property of their respective owners. The use or display of other parties’ trademarks, trade names, product names or logos is not intended to imply, and should not be construed to imply, a relationship with, or endorsement or sponsorship of Mylan by such other party.

Legal Matters

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the Perrigo Proposal, Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “EPD Business”), the benefits and synergies of the Perrigo Proposal or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the Perrigo Proposal, including as to the timing of the offer and compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and compulsory acquisition, whether Mylan shareholders will provide the requisite approvals for the Perrigo Proposal, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer and compulsory acquisition or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer and compulsory acquisition; the ability to meet expectations regarding the accounting and tax treatments of a transaction relating to the Perrigo Proposal and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the Perrigo Proposal and the EPD Transaction; the retention of certain key employees of Perrigo and the EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the Perrigo Proposal and the EPD Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the EPD Business; expected or targeted future financial and operating performance and results; challenges to our business and strategic plans posed by the recent unsolicited business proposal made by Teva Pharmaceutical Industries Ltd. (“Teva”) to acquire all of our outstanding shares; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third- party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with Mylan’s business activities, see the risks described in Mylan’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 and our other filings with the SEC. These risks, as well as other risks associated with Mylan, Perrigo, and the combined company are also more fully discussed in the Registration Statement and the Preliminary Proxy Statement. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and Mylan strongly encourages you to do so. Except as required by applicable law, Mylan undertakes no obligation to update any statements herein for revisions or changes after the date of this communication.

Legal Matters

NON-GAAP FINANCIAL MEASURES

This communication includes the presentation and discussion of certain financial information that differs from what is reported under GAAP. These non- GAAP financial measures, including, but not limited to, adjusted diluted earnings per share (“EPS”), are presented in order to supplement investors’ and other readers’ understanding and assessment of Mylan’s financial performance. Management uses these measures internally for forecasting, budgeting and measuring its operating performance. In addition, primarily due to acquisitions, Mylan believes that an evaluation of its ongoing operations (and comparisons of its current operations with historical and future operations) would be difficult if the disclosure of its financial results were limited to financial measures prepared only in accordance with GAAP. Also, set forth on the last slide of this presentation, Mylan has provided reconciliations of such non- GAAP financial measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliations of the non-GAAP measures to their most directly comparable GAAP measures, and investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP.

NO PROFIT FORECAST / ASSET VALUATIONS

To the extent that the Mylan quarterly results and/or the calendar year 2015 guidance contained or summarized in this communication constitute a profit forecast for the purposes of Rule 28 of the Irish Takeover Rules, such results and/or guidance will (unless the Irish Takeover Panel consents otherwise) be reported on in accordance with that rule at the appropriate time. Except as described in the previous sentence, no statement in this communication is intended to constitute a profit forecast for any period nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or less than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this communication constitutes an asset valuation.

SYNERGY STATEMENT

There are various material assumptions underlying the statement relating to “at least $800 million of annual pre-tax operational synergies” (the “Synergy Statement”), which may result in the value in the Synergy Statement being materially greater or less than estimated. The Synergy Statement should therefore be read in conjunction with the key assumptions underlying such estimates which are set out in Mylan’s announcement pursuant to Rule 2.5 of the Irish Takeover Rules on April 24, 2015 (the “2.5 Announcement”).

The Synergy Statement should not be construed as a profit forecast or interpreted to mean that the combined earnings of Mylan and Perrigo in any period following this communication would necessarily match or be greater than or be less than those of Mylan and/or Perrigo for the relevant preceding financial period or any other period.

The Synergy Statement has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) the Irish firm of

PricewaterhouseCoopers and (ii) Goldman Sachs International. Copies of their respective reports are included in Appendix IV and Appendix V to the 2.5

Announcement

Agenda

• Creating Sustainable Growth and Value with Perrigo

• A Compelling Offer

• No Clear Pathway for Teva’s Hostile Strategy

Mylan + Perrigo

The combination of Mylan and Perrigo demonstrates clear and compelling industrial logic

• Generates significant value for customers, patients, employees, stockholders and other stakeholders

• Creates a one-of-a-kind global healthcare company that has:

Ø Complementary businesses and cultures

Ø Unmatched scale in its operations

Ø One of the industry’s broadest and most diversified portfolios

Ø Immense reach across distribution channels around the world

• This unique infrastructure will be able to maximize evolving industry dynamics and capitalize on key trends, including the unprecedented number of Rx to OTC switches underway

Why is Perrigo the Right Next Strategic Transaction?

Growth focused acquisition where 1 + 1 = > 3

- ✓ **Horizontally integrates Mylan's operations into new categories, creating platform for long-term growth** — Allows Mylan to offer customers a complete suite of products (Gx, OTC, & Rx)
- ✓ **One-of-a-kind profile within the industry** — Ability to capitalize on evolving industry dynamics
- ✓ **Unmatched quality, scale and flexibility** — Delivers reliability and cost advantages to customers
- ✓ **Mylan's European platform can dramatically expand Perrigo's Omega** — Potential to supercharge growth and expansion
- ✓ **Outstanding R&D platform** — Extensive combined technology base and pipeline

Mylan
Seeing is believing

9

$800m in Synergies are Largely Operationally

Focused and Very Achievable

Core Synergy Categories

Perrigo Combination Rationale

Manufacturing ü Highly similar facilities

Sales operations ü Same customers

Distribution ü Same delivery point

Research and Development ü Overlapping R&D operations and more efficient product development

Administrative ü Ability to further streamline operations

Divestitures ü Likely limited

Ø Potential for meaningful revenue synergies beyond what is included in Mylan’s estimate of at least US $800m of annual pre-tax operational synergies

• Cross selling products

• Deeper customer relationships

• Leveraging Mylan’s global footprint

Ø R&D operations are complementary

Mylan has Driven Outstanding Shareholder

Returns by Looking Years Ahead and Executing

Adjusted diluted EPS growth1

2008-2015 adjusted diluted

EPS Growth = 27% CAGR

$1.61

$2.04

$2.59

$2.89

$3.56

$4.15

$0.80 $1.30

2008 2009 2010 2011 2012 2013 2014 2015

Generics and specialty pharmaceutical business

Non-US developed markets specialty and branded generics business

2007 2010 2012 2015 Next

2015

1. Source: Mylan prospectus supplement dated 30-Mar-2015. Note: *2008 and 2009 represent total adjusted revenue. Note: **2015 figures represent the mid-point of 2015 financial guidance ranges. Note: All CAGRs calculated based on 2008 – 2015 guidance mid-point data. Adjusted diluted EPS is a non-GAAP financial measure.

Implied Blended P/E Multiple Over Time

25x

Average

Mylan 13 x Perrigo 18 x Blended 16 x

Mylan / Perrigo

20x

18x

15x

15x

12x

10x

5x

Jan-14 Jun-14 Nov-14 Apr-15

Daily from 02-Jan-2014 to 02-Apr-2015

Mylan Perrigo Blended P/E

Source: Bloomberg and IBES estimates as of 02-Apr-2015

• Creating Sustainable Growth and Value with Perrigo

• A Compelling Offer

• No Clear Pathway for Teva’s Hostile Strategy

Mylan’s Compelling Offer for Perrigo

• $75 in cash plus 2.3 Mylan shares for each Perrigo share

• Legally binding under Irish Takeover Rules with committed financing in place

• Expected to maintain investment grade status

• Mylan has made a “hell or high water” commitment to obtain HSR clearance

• Offer fully values Perrigo with a takeover premium based on public information

• Once the Mylan shareholder vote is completed, it will not be possible to materially change the consideration in the offer without an additional shareholder vote

How Does the Street Value Mylan's Offer for Perrigo?

Perrigo Claims March 10 is Unaffected Price...

Mylan Share Price on 10-Mar-2015	$ 55.31
Implied Perrigo Offer	$ 202.20
Implied Perrigo Enterprise Value[1]	$ 33,878
Implied 2014A EBITDA Multiple	22x

...But the Market Showed Us Their View



Closing Price (USD)
$73
$68
$63
$58
$53
6-Apr
7-Apr
8-Apr
Announced Transaction
8-Apr-2015 $68.36
+15%

Mylan Share Price on 8-Apr-2015	$ 68.36
Implied Perrigo Offer	$ 232.23
Implied Perrigo Enterprise Value[1]	$ 38,307
Implied 2014A EBITDA Multiple	25x

Selected Precedent Transactions

Date	Transaction	Size ($bn)	LTM EV / EBITDA
5-Feb-15	Pfizer / Hospira	$17	23x
17-Nov-14	Actavis / Allergan	$66	28x
6-May-14	Bayer / Merck (Consumer Care)	$14	21x

Implied Deal Value Based on Analyst Price Targets for Mylan Pro Forma with Perrigo[2]

Source	Leerink	RBC	Bernstein, UBS, JPM[3]	DB
Mylan Share Price	$80	$79	$75	$70
Implied Total Value of Offer	**$259**	**$257**	**$248**	**$236**
Implied 2014A EBITDA Multiple	28x	28x	27x	26x

Source: Bloomberg, Company Filings and Wall Street research

1 *Enterprise Values in millions of dollars.*

2 *The information on this page is based on targets provided by various analysts. The information is not intended to constitute a profit forecast for any period, nor should it be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. Sources include: Leerink, "Win-Win Scenarios in front of MYL," 9-April-2015; RBC, "Further Thoughts," 10-April-2015; Bernstein, "Not Much Enthusiasm Out There," 23-April-2015; UBS, "Joe Likely to Just Say No," 9-April-2015; JP Morgan, "MYL PRGO Offer Moves Forward," 24-April-2015; Deutsche Bank, "Teva-MYL Still Case to Beat," 24-April-2015.*

3 *JPM assumes midpoint of "mid-70's" price target.*

15

Process to Completion

• Mylan shareholder vote expected in August

50%+1 majority vote required, with a quorum of at least 1/3 of the issued shares Abbott has publicly stated it will vote its 14.2%1 in favor of the deal

• Regulatory clearance process is already underway

• After receiving Mylan shareholder approval, Mylan will make a tender offer to Perrigo shareholders

Tender offer closing expected in October/November

• Customary conditions for an offer governed by the Irish Takeover Rules

1 Ownership calculated using 490.03mm Mylan basic shares outstanding with 69.75mm shares held by Abbott.

16

• Creating Sustainable Growth and Value with Perrigo

• A Compelling Offer

• No Clear Pathway for Teva’s Hostile Strategy

A Teva + Mylan Combination Lacks Strategy and Growth

Product

Portfolio

High degree of overlap in both marketed products and pipeline

Divestitures Massive, including around Copaxone® and Epipen® franchises

Technologies No new platform for growth from combination

Customers Offers no solution for customers’ changing needs

Growth

Ø Cost synergies provide short-term benefit at the expense of long-term growth

Ø Key growth drivers for both companies will need to be divested

Ø Major business disruption through difficult integration

Ø No new business model coming from combination

Ø 1 + 1 = 1.5

No Clear Path for Teva's Hostile Strategy

Critical Question	Answer
Can Teva fully acquire Mylan without Board cooperation?	× *Squeeze-out is the only option to get to 100% and requires 95% ownership*
Can Teva gain 95% ownership?	× *No, Abbott contractually prohibited from selling ~14.2%[1] stake directly to Teva*
Can Teva gain synergies or cash flow from Mylan without a full acquisition?	× *No, Teva must have control of Mylan's Board, management, and operations*
Can Teva control Mylan's Board, management or operations	× *No, requires replacement of Mylan's directors*
Can Teva call a vote?	× *Board can invoke response time of up to 180 days in face of proposed vote on Board dismissal / change in strategy*
Can Teva replace Mylan's directors?	× *No, binding nomination process prohibits Teva from nominating directors* × *No, removal of directors requires 2/3 majority of shares, representing more than 50% of the total share capital; and, even if all directors are removed, Chairman can appoint new directors*
Can Teva do "hell or high water" to secure antitrust clearance?	× *No, not unless willing to divest Copaxone®. Any divestitures, including Copaxone®, must come from Teva, since Teva cannot force Mylan to divest its own products without control of Mylan's Board, management, and operations*
Does Teva have a clear path?	× ***No, and they could spend years proving it***

In sum, 4.61% ownership allows Teva to bring a suit, but has no bearing on winning it

Mylan

1 *Ownership calculated using 490.03mm Mylan basic shares outstanding with 69.75mm shares held by Abbott.*

19

Appendix

Reconciliation of Non-GAAP Metrics

(Unaudited; USD in millions) Year Ended December 31,

2014 2013 2012 2011 2010 2009 2008

GAAP income tax expense (benefit)

$41

$121

$161

$116

$10

$(21)

$129

Tax effect of adjustments to pre-tax income and other income tax related items

(432)

(260)

(216)

(198)

(253)

(273)

(31)

Adjusted income tax expense

$473

$381

$377

$314

$263

$252

$160

GAAP (earnings) loss attributable to the noncontrolling interest

$(4)

$(3)

$(2)

$—

$—

$(15)

$4

Restructuring and other special items

—

—

—

—

—

10

—

Adjusted (earnings) loss attributable to the noncontrolling interest

$(4)

$(3)

$(2)

$—

$—

$(5)

$4

Adjusted pre-tax income

$1,893

$1,523

$1,466

$1,208

$970

$840

$539

Adjusted income tax expense

(473)

(381)

(377)

(314)

(263)

(252)

(160)

Less:

Preferred Dividend

—

—

—

—

—

—

(139)

Adjusted (earnings) loss attributable to the noncontrolling interest

(4)

(3)

(2)

(1)

—

(5)

4

Adjusted net income

$1,416

$1,139

$1,087

$893

$707

$583

$244

Diluted shares

398

394

420

439

313

307

304

Add: If-converted shares

—

—

—

—

125

143

—

Adjusted diluted shares

398

394

420

439

438

450

304

Adjusted diluted earnings per share

$3.56

$2.89

$2.59

$2.04

$1.61

$1.30

$0.80